EXHIBIT 99.10

Infosys Technologies Limited
Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India.
Audited financial results for the quarter and nine months ended December 31, 2005
(in Rs. crore, except per share data)

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2005	2004	2005	2004	2005
Income from software services and products	2,398	1,798	6,535	4,960	6,860
Software development expenses	1,276	960	3,508	2,662	3,655
Gross profit	1,122	838	3,027	2,298	3,205
Selling and marketing expenses	129	101	374	292	392
General and administration expenses	160	126	469	344	488
Operating profit before interest, depreciation and amortization	833	611	2,184	1,662	2,325
Interest	—	—	—	—	—
Depreciation and amortization	109	69	274	175	268
Operating profit after interest, depreciation and amortization	724	542	1,910	1,487	2,057
Other income	(2)	47	73	95	128
Provision for investments	—	—	—	—	—
Net profit before tax and exceptional item	722	589	1,983	1,582	2,185
Provision for taxation	80	93	226	237	325
Net profit after tax and before exceptional item	642	496	1,757	1,345	1,860
Exceptional item — net income from sale of investments in Yantra Corporation	—	—	—	—	45
Net profit after tax and exceptional item	642	496	1,757	1,345	1,905
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 9)	137	135	137	135	135
Reserves and surplus	7,113	4,609	7,113	4,609	5,107
Earnings per share (par value Rs. 5/- each)
Before exceptional items
Basic	23.43	18.45	64.53	50.22	69.26
Diluted	22.78	17.90	62.70	49.14	67.46
After exceptional items
Basic	23.43	18.45	64.53	50.22	70.95
Diluted	22.78	17.90	62.70	49.14	69.10
Dividend per share (par value Rs. 5/- each)
Interim dividend	—	—	6.50	5.00	5.00
Final dividend	—	—	—	—	6.50
Total dividend	—	—	6.50	5.00	11.50
Total dividend percentage (%)	—	—	130.00	100.00	230.00
Aggregate of non-promoters’ shareholding (unaudited)
Number of shares	22,07,84,446	21,05,92,568	22,07,84,446	21,05,92,568	21,17,06,813
Percentage of shareholding	80.42	78.15	80.42	78.15	78.24

Other information:	(in Rs. crore)

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2005	2004	2005	2004	2005
Staff costs	1,141	857	3,061	2,327	3,182
Items exceeding 10% of aggregate expenditure	—	—	—	—	—
Details of other income:
Interest on deposits	25	16	73	49	72
Dividends on mutual funds	24	9	54	26	37
Miscellaneous income	4	2	10	6	10
Exchange differences	(55)	20	(64)	14	9
Total	(2)	47	73	95	128
Audited Consolidated financial results of Infosys Technologies Limited and subsidiaries
(in Rs. crore, except per share data)

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2005	2004	2005	2004	2005
Income from software services, products and business process management	2,532	1,876	6,897	5,142	7,130
Software development and business process management expenses	1,327	992	3,644	2,723	3,765
Gross profit	1,205	884	3,253	2,419	3,365
Selling and marketing expenses	158	117	448	344	461
General and administration expenses	186	149	547	407	569
Operating profit before interest, depreciation, amortization, minority interest and exceptional item	861	618	2,258	1,668	2,335
Interest	—	—	—	—	—
Depreciation and amortization	117	74	293	187	287
Operating profit after interest, depreciation, amortization and before minority interest and exceptional item	744	544	1,965	1,481	2,048
Other income	(5)	46	68	92	124
Provision for investments	—	—	1	—	—
Net profit before tax, minority interest and exceptional item	739	590	2,032	1,573	2,172
Provision for taxation	83	93	233	240	325
Net profit after tax and before minority interest and exceptional item	656	497	1,799	1,333	1,847
Exceptional item — net income from sale of investments in Yantra Corporation	—	—	—	—	45
Net profit after tax and exceptional item and before minority interest	656	497	1,799	1,333	1,892
Minority interest	7	—	13	—	—
Net profit after tax, exceptional item and minority interest	649	497	1,786	1,333	1,892
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (see note 9)	137	135	137	135	135
Reserves & surplus	7,175	4,592	7,175	4,592	5,090
Preference shares issued by subsidiary	—	94	—	94	94
Earnings per share (par value Rs. 5/- each)
Before exceptional items
Basic	23.68	18.50	65.59	49.77	68.79
Diluted	23.02	17.95	63.73	48.69	67.00
After exceptional items
Basic	23.68	18.50	65.59	49.77	70.48
Diluted	23.02	17.95	63.73	48.69	68.64
Dividend per share (par value Rs. 5/- each)
Interim dividend	—	—	6.50	5.00	5.00
Final dividend	—	—	—	—	6.50
Total dividend	—	—	6.50	5.00	11.50
Total dividend percentage (%)	—	—	130.00	100.00	230.00
Aggregate of non-promoters’ shareholding (unaudited)
Number of shares	22,07,84,446	21,05,92,568	22,07,84,446	21,05,92,568	21,17,06,813
Percentage of shareholding	80.42	78.15	80.42	78.15	78.24
Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.
Notes:
1	The audited financial statements have been taken on record by the Board of Directors at its meeting held on January 11, 2006. There are no qualifications in the auditors’ reports for these periods. The information presented above is taken from the audited financial statements as stated.
2	On October 11, 2005 the Board of Directors approved an interim dividend of Rs. 6.50 per share (130%) on equity shares of par value of Rs. 5. The record date of the payment of dividend was October 18, 2005. The dividend has been since paid out.
3	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended December 31, 2005:

Nature of complaints received	Opening balance	Additions	Disposals	Closing balance
Dividend related	—	229	229	—
4	During the quarter ended December 31, 2005 the company disbursed a loan of US$ 2 million (Rs. 9 crore) to its wholly owned subsidiary, Infosys Technologies (Shanghai) Co. Limited, China. The amount is repayable within five years from the date of disbursement at the discretion of the subsidiary.
5	During the quarter ended September 30, 2005 the company invested US$ 5 million (Rs. 22 crore) in its wholly owned subsidiary, Infosys Consulting Inc. As of December 31, 2005 the company has invested an aggregate of US$ 15 million (Rs. 67 crore) in the subsidiary.
6	During the nine months ended December 31, 2005 the tax authorities in an overseas tax jurisdiction completed the assessment of income up to fiscal 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20 crore. The tax provision for the nine months period is net of the write-back.
7	During the quarter ended June 30, 2005 the company successfully completed the sponsored secondary ADS program of over US$ 1 billion. This is the largest-ever international equity offering from India and the first POWL (Public Offer Without Listing) issue by an Indian company in Japan.
8	On June 30, 2005 Citicorp International Finance Corporation exercised its rights under the shareholder’s agreement with Progeon and converted the preference shares to equity shares. Pursuant to the conversion, the share capital of Progeon increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore.
9	During the nine months ended December 31, 2005 and 2004 and the year ended March 31, 2005 the company issued 39,54,614; 28,92,080 and 40,06,325 equity shares respectively, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans.
10	Mr. Philip Yeo retired by rotation as a director of the company at the Annual General Meeting held on June 11, 2005.
11	The Board of Directors appointed Mr. David L. Boyles as an additional director of the company effective July 12, 2005.

Segment reporting (Consolidated — Audited)	(in Rs. crore)

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2005	2004	2005	2004	2005
Revenue by industry segment
Financial services	911	661	2,481	1,794	2,466
Manufacturing	357	270	942	755	1,032
Telecom	400	341	1,139	934	1,320
Retail	262	176	701	517	698
Others	602	428	1,634	1,142	1,614
Total	2,532	1,876	6,897	5,142	7,130
Less: Inter-segment revenue	—	—	—	—	—
Net revenue from operations	2,532	1,876	6,897	5,142	7,130
Segment profit before tax, interest, depreciation and amortization:
Financial services	301	219	794	566	782
Manufacturing	112	86	286	246	338
Telecom	157	119	436	312	452
Retail	86	61	224	193	253
Others	205	133	518	357	516
Total	861	618	2,258	1,674	2,341
Less: Interest	—	—	—	—	—
Less: Other un-allocable expenditure
(excluding un-allocable income)	117	74	293	193	293
Operating profit before tax	744	544	1,965	1,481	2,048
Notes on segment information
Principal segments
The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry verticals comprise the primary basis of the segmental information set out above.
Segmental capital employed
Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board
for Infosys Technologies Limited

Bangalore, India	S. Gopalakrishnan	Nandan M. Nilekani
January 11, 2006	Chief Operating Officer	Chief Executive Officer,
	and Deputy Managing Director	President and Managing Director
The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter and nine months ended December 31, 2005, prepared as per US GAAP. A summary of the financial statements is as follows:
(in US$ million, except per ADS data)

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2005	2004	2005	2004	2005
Revenues	559	423	1,559	1,137	1,592
Cost of revenues	319	241	890	642	904
Gross profit	240	182	669	495	688
Net income	143	112	403	292	419
Earnings per American Depositary Share
Basic	0.53	0.42	1.49	1.09	1.57
Diluted	0.51	0.40	1.44	1.07	1.52
Total assets	1,862	1,305	1,862	1,305	1,454
Cash and cash equivalents	477	389	477	389	410
Liquid mutual funds	492	244	492	244	278

The reconciliation of net income as per Indian GAAP and US GAAP is as follows:	(in US$ million)

	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2005	2004	2005	2004	2005
Consolidated net profit as per Indian GAAP	143	112	403	295	423
Deferred taxes	—	—	—	2	2
Gain on forward foreign exchange contracts	—	—	—	(4)	(4)
Amortization of intangible assets	—	—	—	(1)	(2)
Consolidated net income as per US GAAP	143	112	403	292	419
Safe Harbor: Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.
Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 and Form 6-K for the quarters ended June 30, 2005 and September 30, 2005. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.